GREENBERG TRAURIG, LLP
MetLife Building
200 Park Avenue, 15th Floor
New York, New York 10166

Spencer G. Feldman
212-801-9221
E-mail: feldmans@gtlaw.com

April 24, 2008

VIA FAX AND EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3561
Attention:	Daniel H. Morris, Esq.
Division of Corporation Finance

	Re:	Odyne Corporation
Registration Statement on Form S-1 (No. 333-148247)

Ladies and Gentlemen:

On behalf of Odyne Corporation, we enclose Odyne’s request for acceleration of the above-referenced Registration Statement to 4:00 p.m., New York City time, on Friday, April 25, 2008, or as soon as possible thereafter, and acknowledgement of the statements contained in the Commission’s letter to Odyne dated January 18, 2008.

Please advise the undersigned of the effectiveness of the Registration Statement.

Very truly yours,

/s/Spencer G. Feldman

Spencer G. Feldman

cc:	Amanda McManus, Esq.
Branch Chief

Mr. Joshua A. Hauser

ODYNE CORPORATION
89 Cabot Court, Suite L
Hauppauge, New York 11788

April 24, 2008

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3561
Attention:	Daniel H. Morris, Esq.
Division of Corporation Finance

	Re:	Odyne Corporation
Registration Statement on Form S-1 (No. 333-148247)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Odyne Corporation hereby requests that the effectiveness of the above-referenced Registration Statement be accelerated so that it will become effective at 4:00 p.m., New York City time, on Friday, April 25, 2008, or as soon as possible thereafter.

In connection with Odyne’s request for acceleration of the effective date of the Registration Statement, Odyne acknowledges:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
The action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve Odyne from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	Odyne may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

ODYNE CORPORATION

By:	/s/Joshua A. Hauser
Joshua A. Hauser
President and Chief Operating Officer